Exhibit 99.1

New Oriental Announces Results for the Fourth Fiscal Quarter and the Fiscal Year Ended May 31, 2024

BEIJING, July 31, 2024 /PRNewswire/ – New Oriental Education & Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU/ 9901.SEHK), a provider of private educational services in China, today announced its unaudited financial results for the fourth fiscal quarter and fiscal year ended May 31, 2024.

Financial Highlights for the Fourth Fiscal Quarter Ended May 31, 2024

•	Total net revenues increased by 32.1% year over year to US$1,136.7 million for the fourth fiscal quarter of 2024.

•	Operating income decreased by 78.1% year over year to US$10.5 million for the fourth fiscal quarter of 2024.

•	Net income attributable to New Oriental decreased by 6.9% year over year to US$27.0 million for the fourth fiscal quarter of 2024.

Key Financial Results

(in thousands US$, except per ADS(1) data)	4Q FY2024	4Q FY2023	% of change
Net revenues	1,136,679	860,571	32.1%
Operating income	10,527	48,054	-78.1%
Non-GAAP operating income (2)(3)	36,324	78,592	-53.8%
Net income attributable to New Oriental	26,972	28,959	-6.9%
Non-GAAP net income attributable to New Oriental (2)(3)	36,931	62,091	-40.5%
Net income per ADS attributable to New Oriental - basic	0.16	0.18	-6.9%
Net income per ADS attributable to New Oriental - diluted	0.16	0.17	-5.8%
Non-GAAP net income per ADS attributable to New Oriental - basic (2)(3)(4)	0.22	0.38	-40.5%
Non-GAAP net income per ADS attributable to New Oriental - diluted (2)(3)(4)	0.22	0.37	-40.5%

(in thousands US$, except per ADS(1) data)	FY2024	FY2023	% of change
Net revenues	4,313,586	2,997,760	43.9%
Operating income	350,425	190,046	84.4%
Non-GAAP operating income (2)(3)	472,883	279,834	69.0%
Net income attributable to New Oriental	309,591	177,341	74.6%
Non-GAAP net income attributable to New Oriental (2)(3)	381,123	258,909	47.2%
Net income per ADS attributable to New Oriental - basic	1.87	1.06	77.2%
Net income per ADS attributable to New Oriental - diluted	1.85	1.03	79.3%
Non-GAAP net income per ADS attributable to New Oriental - basic (2)(3)(4)	2.30	1.54	49.4%
Non-GAAP net income per ADS attributable to New Oriental - diluted (2)(3)(4)	2.27	1.51	50.0%

(1)	Each ADS represents ten common shares. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.
(2)	GAAP represents Generally Accepted Accounting Principles in the United States of America.
(3)

New Oriental provides net income attributable to New Oriental, operating income and net income per ADS attributable to New Oriental on a non-GAAP basis that excludes share-based compensation expenses and gain (loss) from fair value change of investments to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.

(4)

The Non-GAAP net income per ADS attributable to New Oriental is computed using Non-GAAP net income attributable to New Oriental and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Operating Highlights for the Fourth Fiscal Quarter Ended May 31, 2024

•

The total number of schools and learning centers was 1,025 as of May 31, 2024, an increase of 114 and 277 compared to 911 as of February 29, 2024 and 748 as of May 31, 2023, respectively. The total number of schools was 81 as of May 31, 2024.

Michael Yu, New Oriental’s Executive Chairman, commented, “We are pleased to conclude the final quarter of fiscal year 2024 with a healthy top line growth of 32.1%. Our overseas test preparation and overseas study consulting businesses increased by approximately 17.7% and 17.3% year over year, respectively. In addition, the domestic test preparation business targeting adults and university students recorded a growth of approximately 16.4% year over year. Furthermore, our new educational business initiatives have all sustained strong momentum in this fiscal quarter, with a 50.3% revenue growth year over year. Among these new educational business initiatives, our non-academic tutoring courses were offered in around 60 cities, attracting approximately 875,000 student enrollments in this fiscal quarter. Simultaneously, our intelligent learning system and devices were adopted in around 60 cities, with approximately 188,000 active paid users in this fiscal quarter. On top of the strong growth, it is also encouraging to see the continuous improvement in customer retention rate. We will keep on our effort in enhancing quality of our product offerings and services. We firmly believe in the bright future of these new business initiatives and our strength in capturing the new market opportunity.”

Chenggang Zhou, New Oriental’s Chief Executive Officer, added, “During this fiscal quarter, we accelerated our capacity expansion in some existing cities with greater growth potential and higher facility utilization, thereby increasing profitability. As of the end of this fiscal year, the total number of schools and learning centers increased to 1,025. As our key educational businesses delivered sustainable growth, we continued to allocate resources to our online-merge-offline teaching system and apply new technologies to enhance the quality of our educational and product offerings. Upholding the customer-centric strategy, East Buy Holding Limited (“East Buy”) consistently provides customers with healthy, delicious, and cost-effective products. Since the launch of its first private label product in April 2022, East Buy has developed and launched over 400 SKUs within just two years, expanding its product line from agriculture, food and beverage products to a variety of product categories, among which some of its hot-selling products have achieved excellent performance in the market with strong competitiveness.”

Stephen Zhihui Yang, New Oriental’s Executive President and Chief Financial Officer, commented, “Our GAAP operating margin for the quarter was 0.9% and Non-GAAP operating margin for the quarter was 3.2%. Our investment in accelerated capacity expansion and newly-integrated tourism-related business, as well as additional incentives to management and staff have led to the short-term impact on our operating margin in this quarter. We anticipate the pressure on margins for educational businesses will reduce in the next fiscal year as we continue to improve the utilization of facilities and operating efficiency. We will stick to our commitment on creating sustainable value for our customers and shareholders in the long term.”

Recent Development

On November 21, 2023, as part of the Company’s business line reorganization, the Company’s wholly-owned subsidiary and variable interest entity (the “New Oriental Group Entities”) entered into an agreement with East Buy and its subsidiaries and variable interest entity, pursuant to which the New Oriental Group Entities agreed to acquire East Buy’s online education business at an aggregate consideration of RMB1.5 billion. The consideration was agreed by the parties after arm’s length negotiations, with reference to an independent valuation. The acquisition was completed in this fiscal quarter. Upon completion, the online education business was deconsolidated from East Buy’s consolidated financial statements and is now recorded by the Company under educational services.

Share Repurchase

The Company’s board of directors approved a share repurchase program in July 2022, under which the Company is authorized to repurchase up to US$400 million of the Company’s ADSs or common shares through the next twelve months. The Company’s board of directors further approved to extend the effective time of the share repurchase program to May 31, 2025. As of July 30, 2024, the Company repurchased an aggregate of approximately 7.3 million ADSs for approximately US$296.1 million from the open market.

Financial Results for the Fourth Fiscal Quarter Ended May 31, 2024

Net Revenues

For the fourth fiscal quarter of 2024, New Oriental reported net revenues of US$1,136.7 million, representing a 32.1% increase year over year. The growth was mainly driven by the increase in net revenues from our educational new business initiatives and East Buy private label products and livestreaming e-commerce business.

Operating Costs and Expenses

Operating costs and expenses for the quarter were US$1,126.2 million, representing a 38.6% increase year over year. Non-GAAP operating costs and expenses for the quarter, which exclude share-based compensation expenses, were US$1,100.4 million, representing a 40.7% increase year over year. The increase was primarily due to the cost and expenses related to the substantial growth in East Buy private label products and livestreaming e-commerce business and accelerated capacity expansion for educational businesses.

•	Cost of revenues increased by 38.5% year over year to US$542.4 million.

•	Selling and marketing expenses increased by 40.9% year over year to US$208.2 million.

•

General and administrative expenses for the quarter increased by 37.5% year over year to US$375.5 million. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were US$355.2 million, representing a 42.3% increase year over year.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, decreased by 15.5% to US$25.8 million in the fourth fiscal quarter of 2024.

Operating Income and Operating Margin

Operating income was US$10.5 million, representing a 78.1% decrease year over year. Non-GAAP income from operations for the quarter was US$36.3 million, representing a 53.8% decrease year over year.

Operating margin for the quarter was 0.9%, compared to 5.6% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the quarter was 3.2%, compared to 9.1% in the same period of the prior fiscal year.

Net Income and Net Income per ADS

Net income attributable to New Oriental for the quarter was US$27.0 million, representing a 6.9% decrease year over year. Basic and diluted net income per ADS attributable to New Oriental were US$0.16 and US$0.16, respectively.

Non-GAAP Net Income and Non-GAAP Net Income per ADS

Non-GAAP net income attributable to New Oriental for the quarter was US$36.9 million, representing a 40.5% decrease year over year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental were US$0.22 and US$0.22, respectively.

Cash Flow

Net operating cash inflow for the fourth fiscal quarter of 2024 was approximately US$376.8 million and capital expenditures for the quarter were US$27.4 million.

Balance Sheet

As of May 31, 2024, New Oriental had cash and cash equivalents of US$1,389.4 million. In addition, the Company had US$1,489.4 million in term deposits and US$2,065.6 million in short-term investment.

New Oriental’s deferred revenue, which represents cash collected upfront from customers and related revenue that will be recognized as the services or goods are delivered, at the end of the fourth quarter of fiscal year 2024 was US$1,780.1 million, an increase of 33.1% as compared to US$1,337.6 million at the end of the fourth quarter of fiscal year 2023.

Financial Results for the Fiscal Year Ended May 31, 2024

For the fiscal year 2024 ended May 31, 2024, New Oriental reported net revenues of $4,313.6 million, representing a 43.9% increase year over year.

Operating income from operations for the fiscal year 2024 was US$350.4 million, representing a 84.4% increase year over year. Non-GAAP operating income for the fiscal year 2024 was US$472.9 million, representing a 69.0% increase year over year.

Operating margin for the fiscal year 2024 was 8.1%, compared to 6.3% for the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses for the fiscal year 2024, was 11.0%, compared to 9.3% for the prior fiscal year.

Net income attributable to New Oriental for the fiscal year 2024 was US$309.6 million, representing a 74.6% increase year over year. Basic and diluted net income per ADS attributable to New Oriental for the fiscal year 2024 amounted to US$1.87 and US$1.85, respectively.

Non-GAAP net income attributable to New Oriental for the fiscal year 2024 was US$381.1 million, representing a 47.2% increase year over year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental for the fiscal year 2024 amounted to US$2.30 and US$2.27, respectively.

Outlook for the First Quarter of the Fiscal Year 2025

New Oriental expects total net revenues, excluding revenues generated from East Buy private label products and livestreaming business, in the first quarter of the fiscal year 2025 (June 1, 2024 to August 31, 2024) to be in the range of US$1,254.7 million to US$1,283.5 million, representing year over year increase in the range of 31% to 34%.

This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on July 31, 2024, U.S. Eastern Time (8 PM on July 31, 2024, Beijing/Hong Kong Time).

Please register in advance of the conference, using the link provided below. Upon registering, you will be provided with participant dial-in numbers, and unique personal PIN.

Conference call registration link: https://register.vevent.com/register/BIc2dde5e6a20144cfb19927a1c9cff6d0. It will automatically direct you to the registration page of “New Oriental FY2024 Q4 Earnings Conference Call” where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial in number(s) and personal PIN) provided in the confirmation email received at the point of registering.

Joining the conference call via a live webcast:

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

Listening to the conference call replay:

A replay of the conference call may be accessed via the webcast on-demand by registering at https://edge.media-server.com/mmc/p/o6s9tzw6/ first. The replay will be available until July 31, 2025.

About New Oriental

New Oriental is a provider of private educational services in China offering a wide range of educational programs, services and products to a varied student population throughout China. New Oriental’s program, service and product offerings mainly consist of educational services and test preparation courses, private label products and livestreaming e-commerce and other services, overseas study consulting services, and educational materials and distribution. New Oriental is listed on NYSE (NYSE: EDU) and SEHK (9901.SEHK), respectively. New Oriental’s ADSs, each of which represents ten common shares, are listed and traded on the NYSE. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the first quarter of fiscal year 2025, quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to effectively and efficiently manage changes of our existing business and new business; our ability to execute our business strategies; uncertainties in relation to the interpretation and implementation of or proposed changes to, the PRC laws, regulations and policies regarding the private education industry; our ability to attract students without a significant increase in course fees; our ability to maintain and enhance our “New Oriental” brand; our ability to maintain consistent teaching quality throughout our school network, or service quality throughout our brand; our ability to achieve the benefits we expect from recent and future acquisitions; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector and livestreaming e-commerce business in China; the continuing efforts of our senior management team and other key personnel, health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses and gain (loss) from fair value change of investments, operating income excluding share-based compensation expenses, operating cost and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses and gain (loss) from fair value change of investments. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses and gain (loss) from fair value change of investments that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge and gain (loss) from fair value change of investments that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

Ms. Rita Fong FTI Consulting Tel: +852 3768 4548 Email: rita.fong@fticonsulting.com	Ms. Sisi Zhao New Oriental Education & Technology Group Inc. Tel: +86-10-6260-5568 Email: zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of May 31 2024	As of May 31 2023
	(Unaudited) USD	(Audited) USD
ASSETS:
Current assets:
Cash and cash equivalents	1,389,359	1,662,982
Restricted cash, current	177,411	110,892
Term deposits, current	1,320,167	855,784
Short-term investments	2,065,579	1,477,843
Accounts receivable, net	29,689	33,074
Inventory, net	92,806	52,689
Prepaid expenses and other current assets, net	309,464	211,240
Amounts due from related parties, current	4,403	9,383

Total current assets	5,388,878	4,413,887

Restricted cash, non-current	22,334	31,553
Term deposits, non-current	169,203	462,734
Property and equipment, net	507,981	359,760
Land use rights, net	4,450	3,321
Amounts due from related parties, non-current	7,273	1,735
Long-term deposits	38,161	26,492
Intangible assets, net	18,672	25,179
Goodwill, net	103,958	105,514
Long-term investments, net	355,812	399,585
Deferred tax assets, net	72,727	55,933
Right-of-use assets	653,905	439,535
Other non-current assets	188,319	67,230

Total assets	7,531,673	6,392,458

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	105,681	69,764
Accrued expenses and other current liabilities	774,805	569,437
Income taxes payable	139,822	118,049
Amounts due to related parties	551	346
Deferred revenue	1,780,063	1,337,630
Operating lease liability, current	199,933	155,752

Total current liabilities	3,000,855	2,250,978

Deferred tax liabilities	19,407	23,849
Unsecured senior notes	14,403	14,653
Operating lease liabilities, non-current	447,994	288,190

Total long-term liabilities	481,804	326,692

Total liabilities	3,482,659	2,577,670

Equity
New Oriental Education & Technology Group Inc. shareholders’ equity	3,775,934	3,604,348
Non-controlling interests	273,080	210,440

Total equity	4,049,014	3,814,788

Total liabilities and equity	7,531,673	6,392,458

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended May 31
	2024	2023
	(Unaudited)	(Unaudited)
	USD	USD
Net revenues	1,136,679	860,571

Operating cost and expenses (note 1)
Cost of revenues	542,398	391,615
Selling and marketing	208,241	147,793
General and administrative	375,513	273,109

Total operating cost and expenses	1,126,152	812,517

Operating income	10,527	48,054

Gain/(Loss) from fair value change of investments	10,412	(7,565)
Other income, net	35,820	31,349
Provision for income taxes	(5,531)	(19,442)
Loss from equity method investments	(22,606)	(12,480)

Net income	28,622	39,916

Add: Net income attributable to non-controlling interests	(1,650)	(10,957)

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	26,972	28,959

Net income per share attributable to New Oriental-Basic (note 2)	0.02	0.02
Net income per share attributable to New Oriental-Diluted (note 2)	0.02	0.02
Net income per ADS attributable to New Oriental-Basic (note 2)	0.16	0.18
Net income per ADS attributable to New Oriental-Diluted (note 2)	0.16	0.17

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATIONS OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended May 31
	2024	2023
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	375,513	273,109
Less: Share-based compensation expenses in general and administrative expenses	20,332	23,587

Non-GAAP general and administrative expenses	355,181	249,522

Total operating cost and expenses	1,126,152	812,517
Less: Share-based compensation expenses	25,797	30,538

Non-GAAP operating cost and expenses	1,100,355	781,979

Operating income	10,527	48,054
Add: Share-based compensation expenses	25,797	30,538

Non-GAAP operating income	36,324	78,592

Operating margin	0.9%	5.6%
Non-GAAP operating margin	3.2%	9.1%
Net income attributable to New Oriental	26,972	28,959
Add: Share-based compensation expenses	20,371	25,567
Less: Gain/(Loss) from fair value change of investments	10,412	(7,565)

Non-GAAP net income attributable to New Oriental	36,931	62,091

Net income per ADS attributable to New Oriental - Basic (note 2)	0.16	0.18
Net income per ADS attributable to New Oriental - Diluted (note 2)	0.16	0.17
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	0.22	0.38
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	0.22	0.37
Weighted average shares used in calculating basic net income per ADS (note 2)	1,653,165,343	1,653,059,954
Weighted average shares used in calculating diluted net income per ADS (note 2)	1,671,292,756	1,668,721,317
Non-GAAP net income per share - basic	0.02	0.04
Non-GAAP net income per share - diluted	0.02	0.04

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating cost and expenses as follows:

	For the Three Months Ended May 31
	2024	2023
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	990	2,743
Selling and marketing	4,475	4,208
General and administrative	20,332	23,587

Total	25,797	30,538

Note 2: Each ADS represents ten common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Three Months Ended May 31
	2024	2023
	(Unaudited)	(Unaudited)
	USD	USD
Net cash provided by operating activities	376,835	421,609
Net cash (used in)/provided by investing activities	(864,010)	64,939
Net cash used in financing activities	(109,230)	(76,522)
Effect of exchange rate changes	(3,565)	(35,600)

Net change in cash, cash equivalents and restricted cash	(599,970)	374,426

Cash, cash equivalents and restricted cash at beginning of period	2,189,074	1,431,001
Cash, cash equivalents and restricted cash at end of period	1,589,104	1,805,427

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Year Ended May 31
	2024	2023
	(Unaudited)	(Unaudited)
	USD	USD
Net revenues	4,313,586	2,997,760

Operating cost and expenses (note 1):
Cost of revenues	2,050,960	1,409,438
Selling and marketing	660,586	444,693
General and administrative	1,251,615	953,583

Total operating cost and expenses	3,963,161	2,807,714

Operating income	350,425	190,046

Gain/(Loss) from fair value change of investments	19,025	(860)
Other income, net	124,391	119,345
Provision for income taxes	(109,690)	(66,066)
Loss from equity method investments	(58,933)	(7,102)

Net income	325,218	235,363

Add: Net income attributable to non-controlling interests	(15,627)	(58,022)

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	309,591	177,341

Net income per share attributable to New Oriental-Basic (note 2)	0.19	0.11
Net income per share attributable to New Oriental-Diluted (note 2)	0.18	0.10
Net income per ADS attributable to New Oriental-Basic (note 2)	1.87	1.06
Net income per ADS attributable to New Oriental-Diluted (note 2)	1.85	1.03

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Year Ended May 31
	2024	2023
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	1,251,615	953,583
Less: Share-based compensation expenses in general and administrative expenses	76,439	81,289

Non-GAAP general and administrative expenses	1,175,176	872,294

Total operating cost and expenses	3,963,161	2,807,714
Less: Share-based compensation expenses	122,458	89,788

Non-GAAP operating cost and expenses	3,840,703	2,717,926

Operating income	350,425	190,046
Add: Share-based compensation expenses	122,458	89,788

Non-GAAP operating income	472,883	279,834

Operating margin	8.1%	6.3%
Non-GAAP operating margin	11.0%	9.3%
Net income attributable to New Oriental	309,591	177,341
Add: Share-based compensation expenses	90,557	80,708
Less: Gain/(Loss) from fair value change of investments	19,025	(860)

Non-GAAP net income attributable to New Oriental	381,123	258,909

Net income per ADS attributable to New Oriental - Basic (note 2)	1.87	1.06
Net income per ADS attributable to New Oriental - Diluted (note 2)	1.85	1.03
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	2.30	1.54
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	2.27	1.51
Weighted average shares used in calculating basic net income per ADS (note 2)	1,653,597,432	1,678,264,547
Weighted average shares used in calculating diluted net income per ADS (note 2)	1,669,499,952	1,685,631,987
Non-GAAP net income per share - basic	0.23	0.15
Non-GAAP net income per share - diluted	0.23	0.15

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Year Ended May 31
	2024	2023
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	19,967	2,749
Selling and marketing	26,052	5,750
General and administrative	76,439	81,289

Total	122,458	89,788

Note 2: Each ADS represents ten common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Year Ended May 31
	2024	2023
	(Unaudited)	(Unaudited)
	USD	USD
Net cash provided by operating activities	1,122,643	971,008
Net cash used in investing activities	(1,153,922)	(37,411)
Net cash used in financing activities	(160,438)	(246,867)
Effect of exchange rate changes	(24,606)	(75,830)

Net change in cash, cash equivalents and restricted cash	(216,323)	610,900

Cash, cash equivalents and restricted cash at beginning of period	1,805,427	1,194,527
Cash, cash equivalents and restricted cash at end of period	1,589,104	1,805,427